

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2014

Via E-mail
Frank Igwealor
Chief Executive Officer
American Renaissance Capital, Inc.
3699 Wilshire Blvd., Suite 530
Los Angeles, CA 90010

> **Re:** **American Renaissance Capital, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 17, 2014**
> **File No. 333-197478**

Dear Mr. Igwealor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

4.   We note that the scope of your intended business is difficult to understand in light of the varying disclosure in the Prospectus Summary, Management's Discussion & Analysis of Financial Condition and Results of Operations, and Business sections. For example, we reference the extensive list of industries in which you will seek target acquisitions on page 8. We also reference your disclosure on page 52 that you intend to acquire manufacturing facilities internationally to take advantage of low labor costs, and your disclosure on page 61 regarding your focus on companies with iconic American brand names. Please revise your disclosure throughout to provide a concise and consistent description of your intended business.

5.   Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company that intends to acquire and manage businesses, acquire real estate, invest in marketable securities and fund the mezzanine debt of middle-market companies. However, your disclosure shows that your sole assets were $91 in cash as of December 31, 2013, and that you have generated no revenues since your inception. In addition, your company lacks a specific plan of operations for the next twelve months. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

6.   Within your amended filing, please include the required interim financial statements in accordance with Rule 8-03 of Regulation S-X.

Prospectus Summary, page 6

7.   We note that your cross-reference to the Risk Factors section indicates that it begins on page 14. We further note that your Risk Factors section begins on page 16. Please revise. Additionally, we note that your reference to the "Risk Factors-Risks Relating to this Offering and Our Common Stock" section, but cannot locate such a section in your registration statement. Please revise.

8.   Please clarify here that the Company is selling 10,000,000 shares of common stock directly to the public on a best efforts basis through your officer and director, in reliance on Rule 3a4-1 of the Securities Exchange Act of 1934. We note your disclosure to this effect on pages 42-43.

Business, page 6

9.   We note your disclosure that you have not secured financing for any of your "targeted acquisitions." Please clarify whether you have identified any specific entities to acquire.

10.   We note your disclosure on page 7 that Mr. Igwealor will not receive compensation greater than a $350,000 salary. We further note your disclosure on page 67 that you have no formal employment arrangements with Mr. Igwealor and that his compensation may exceed $350,000. Please reconcile these disclosures and clarify any compensation arrangements you have with Mr. Igwealor, formal or informal.

11.   We note your disclosure on page 7 that you intend to make equity awards to all of your employees at the time of this offering. Please add risk factor disclosure addressing how such equity awards will result in dilution to investors.

Our Strategy, page 8

12.   We note your reference on page 8 to your proprietary "optimized cost management program." We further note your reference on page 52 to your "proprietary financial model." Please revise your disclosure to provide an explanation of these programs.

Our Management Strategy, page 8

13.   We note your references to your "manager" on pages 8-9, as well as your risk factor disclosure on page 18 indicating that Mr. Igwealor controls your manager. Please clarify whether you have entered into a management agreement with another entity. As appropriate, please explain the services provided by the manager, the fees paid to the manager and any conflicts of interest between you and the manager.

Acquisition Strategy, page 9

14.   We note your disclosure on page 9 indicating that you believe that Mr. Igwealor has sufficient experience in acquiring and managing businesses. Please balance this disclosure here to clarify that your officers and director have limited experience in the mergers, acquisition and turnaround industry, per your risk factor disclosure on page 18.

The Offering, page 11

15.   We note your disclosure that you intend to use proceeds from this offering "for general corporate purposes." We also note your disclosure on page 38 indicating that you intend to use 91.87% of the offering proceeds to fund acquisitions. Please revise your disclosure here to clarify your primary intended use of proceeds.

Risk Factors, page 16

The costs of being a public company could result in us being unable to continue as a going concern, page 17

16.   Each risk factor should contain only one discrete risk. This risk factor discusses the risks involved with being a public company, the risk of being unable to continue as a going concern and your dependence on key personnel, which are all separate and distinct risks. Please revise.

Our officers and director have limited experience in the mergers, acquisition, and turnaround industry . . ., page 18

17.   Please revise this risk factor to also address, if true, your officers' and directors' lack of experience with investing in real estate, marketable securities and mezzanine debt of middle-market companies.

Expansion into international markets is important . . ., page 23

18.   We note your disclosure that you intend to expand internationally in 2015. Please specify in which international markets you intend to conduct operations. Please also discuss your officers' and directors' experience, or lack thereof, in such markets.

There are significant potential conflicts of interest, page 24

19.   We note your disclosure that your officers' other business activities may create conflicts of interest in determining to which entity a particular business opportunity should be presented. Please identify each officers' competing business activities that could create such conflicts of interest.

<u>Our real estate opportunity funds are subject to the risks inherent . . ., page 25</u>

20.   We note your reference to your "real estate opportunity funds." Please revise your disclosure in your Business section or elsewhere to explain how these funds will operate and to provide context as to how these funds fit within your organizational structure.

<u>Use of Proceeds, page 37</u>

21.   Please revise this section to discuss your order of priority for the intended use of proceeds in the event that substantially less than the maximum offering amount is obtained. Refer to Instruction 1 to Item 504 of Regulation S-K.

22.   We note that you intend to use a significant amount of the offering proceeds to fund acquisitions. Please revise this section to identify any known targeted acquisitions and to discuss the status of any negotiations with respect to such acquisitions. Refer to Instruction 6 to Item 504 of Regulation S-K.

<u>Dilution, page 38</u>

23.   In your amended filing, please include the required disclosures outlined in Item 506 of Regulation S-K.

<u>Selling Security Holders, page 38</u>

24.   We note your disclosure on page 39 that Mark Salter is either a broker-dealer or an affiliate of a broker-dealer. We do not see Mr. Salter in the table of selling shareholders. Please revise or advise. Please also clarify whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer. If any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer, please revise your disclosure to state that such seller is an underwriter or provide an analysis as to why you believe such person is not acting as a statutory underwriter.

25.   Please revise your table to identify the natural persons who have voting and dispositive authority over the shares offered for sale by each of the selling shareholders. Please also clarify which selling shareholders are controlled by each officer and director, per your disclosure on page 40. Revise your beneficial ownership table that appears on page 68 in accordance with the changes made in response to this comment.

26.   We note your disclosure on page 41 that Dr. Mbagwu, Messrs. Igwealor and Davis, and the entities controlled by them, are the only selling shareholders that have a material relationship with the Company. However, we note that one of the selling shareholders, Martin Nwaege, is your Principal Accounting Officer. Please revise this table to identify each selling shareholder that has a material relationship with the Company, and to disclose each relationship in the table.

Plan of Distribution, page 41

27.   Please identify the officers and directors that will offer the securities in the direct public offering and confirm that each individual will meet the safe harbor provisions set out in Rule 3a4-1 of the Securities Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Plan of Operation, page 54

28.   Please revise this section to describe your plan of operation for the next twelve months. Please provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how you intend to meet each of the milestones if you cannot receive funding. Refer to Item 101(a)(2) of Regulation S-K.

Employees, page 63

29.   We note your statement that your officers and directors are expected to devote at least 40 hours per week to your business operations. This statement does not appear consistent with the risk factor on page 18, which indicates that that Mr. Igwealor only expects to commit approximately 15 hours per week of his time to your operations. Please revise for consistency.

Directors, Executive Officers, Promoters and Control Persons, page 63

30.   Please revise your disclosure in this section to disclose each officers' and directors' complete business experience during the past five years. For each director, please revise to discuss the specific experience, qualifications, attributes and skills that led to the conclusion that they should serve as director. Refer to Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings, page 65

31.   Please revise to provide the required disclosure, if applicable, that covers a period of ten years as required by Item 401(f) of Regulation S-K.

Financial Statements

32.   We note that you have determined that you are a development stage company. Please revise your financial statements to present all information for a development stage

company as required by ASC Topic 915. Please ensure that your auditor changes their audit opinion to include references to all cumulative financial information presented.

Statement of Cash Flows, page F-5

33.   We note the proceeds from shares issued in your cash flows from financing activities. In addition, we note the company's disclosure on pages F-13 and F-14 that the company awarded shares to various parties for services rendered. Please clarify how these shares were reflected in your statement of cash flows presentation and how the company has accounted for such transactions. Cite all relevant accounting literature within your response.

Exhibits, page 76

34.   Please re-file your exhibits and revise your exhibit index to be consistent with the number assigned to the respective exhibits in the Exhibit Table provided in Item 601 of Regulation S-K.

Exhibit 3.1

35.   Please include a revised auditor consent that includes the date the consent was signed and also makes reference to the relevant date of the auditor's report.

Signatures, page 78

36.   Please have the registration statement signed by your Principal Financial Officer and Controller or Principal Accounting Officer in addition to the current signatures. Refer to Instruction 1 to Signatures in Form S-1 for additional guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629, if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel

cc: Azuka L. Uzoh, Esq.